Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

RESTATED CERTIFICATE OF INCORPORATION

OF

LIMONEIRA COMPANY

(a Delaware corporation)

Limoneira Company (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), DOES HEREBY CERTIFY:

FIRST: The name of the Corporation is Limoneira Company.

SECOND: The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on April 12, 1990, amended pursuant to a Restated Certificate of Incorporation on July 6, 1990, amended pursuant to a Certificate of Amendment of Certificate of Incorporation on May 6, 2003, amended pursuant to a Certificate of Amendment of Certificate of Incorporation on March 24, 2010, and further amended pursuant to a Certificate of Amendment of Certificate of Incorporation on March 29, 2017 (as amended, the “Certificate of Incorporation”).

THIRD: That the Board of Directors of the Corporation, at a meeting duly convened and held, approved, ratified and duly adopted resolutions setting forth the following amendment to the Certificate of Incorporation to allow for the exculpation of executive officers pursuant to Section 102(b) of the DGCL, declaring such amendment to be advisable:

Article TWENTY-SECOND of the Certificate of Incorporation of the Corporation is amended and restated in its entirety as follows:

No director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such a director or officer as a director or officer, respectively, except to the extent provided by applicable law (i) for any breach of the director’s or officer’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law, as the same exists or hereafter may be amended, in the case of directors only, (iv) for any transaction from which such director or officer derived an improper personal benefit, or (v) for any action by or in the right of the Corporation, in the case of officers only. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors and officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended. No amendment to or repeal of this Article TWENTY-SECOND shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal.

FOURTH: That thereafter, pursuant to a resolution of the Board of Directors of the Corporation, the annual meeting of the stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the DGCL at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

FIFTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the DGCL.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its President and Chief Executive Officer this 26th day of March, 2024.

By:	/s/ Harold S. Edwards
Harold S. Edwards
President & Chief Executive Officer